EXHIBIT 21.1

Subsidiaries of Align Technology, Inc.

The registrant’s principle subsidiaries as of December 31, 2004, are as follows:

—Align Technology De Costa Rica, SRL, Costa Rica

—Align Technology GmbH, Germany

—Align Technology, B.V., The Netherlands